UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 20, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Active Network, Inc.

File No. 1-35187 - CF#27811

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Active Network, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 5, 2012.

Based on representations by Active Network, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

    Exhibit 2.1   through December 30, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Mark P. Shuman
        Branch Chief - Legal